SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 16, 2007

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)     The Press Release issued on May 16, 2007.

Amsterdam • 16 May 2007

ING announces plan to buy back EUR 5 billion in shares

•	Buyback illustrates capital discipline to maximise shareholder value

•	Combination of strong earnings, optimisation of the capital structure, and Basel II expected to create a capital surplus after funding the significant growth of the business

•	ING plans to buy back up to EUR 5 billion in shares, starting in June and continuing for approximately 12 months

•	Based on closing share price of 15 May 2007, some 150.6 million shares will be repurchased, representing 6.8% of total shares outstanding

ING Groep N.V. (“ING”) today announced a plan to adopt a buyback programme under which it plans to purchase ordinary shares, or depository receipts for such shares, with a total value of EUR 5 billion over a period of approximately 12 months, starting in June 2007.

“The buyback plan illustrates ING’s disciplined approach to capital management in the interest of maximising shareholder value,” said Michel Tilmant, Chairman of ING Group. “While we continue to reinvest to support the strong growth momentum of the business, the combination of strong earnings, refinancings and Basel II are expected to create a capital surplus. The buyback will optimise the capital structure of the Group, reduce the cost of capital and improve earnings per share.”

After 4 years of consistently strengthening ING’s balance sheet, ING is strongly capitalised and additional resources are no longer required to strengthen the capital ratios. The leverage of ING Group declined to 8.5% at the end of March, well within ING’s 10% target. The capital coverage ratio of ING Insurance NV increased to 277% of the E.U. regulatory required capital, and the Tier-1 ratio of ING Bank NV increased to 7.66%, above ING’s target of 7.2%.

The combination of strong earnings, refinancings to optimise the capital structure, and Basel II are expected to create a capital surplus after funding the growth of the business while remaining within ING’s target capital and leverage ratios in 2007 and 2008. ING’s first parallel run under Basel II shows that the regulatory capital requirements will decrease under the new regulatory regime, given the composition of ING’s loan portfolio.

As a result, ING has decided to return EUR 5 billion to shareholders, while retaining sufficient capital to fund the significant organic growth of ING’s growth engines and other businesses, potential bolt-on acquisitions, and an attractive dividend.

Given the total buyback value of up to EUR 5 billion, the maximum number of ordinary shares (or depository receipts for such shares) to be repurchased under this programme will be around 150.6 million, calculated on the basis of the last trade prior to this announcement. This represents 6.8% of ING Group’s current 2,211 million shares outstanding. The company intends to cancel the shares that it receives upon cancellation of the depository receipts acquired, for which it will seek shareholder approval at the next annual general meeting of shareholders.

The repurchase programme is expected to start in June 2007 and will continue for approximately 12 months unless the aggregate amount of EUR 5 billion is reached earlier, or if ING and its subsidiaries hold 10% of the outstanding issued share capital of ING, which is the current maximum allowed under Dutch law. ING currently holds 53.7 million (depositary receipts for) ordinary ING shares in the delta hedge portfolio which is used to hedge employee options, That portfolio represents 2.4% of total shares outstanding, or 2.1% of total issued share capital. A major change of the climate in the financial markets or any other major change affecting ING could also make the continuation of the programme undesirable.

The maximum price to be paid per ordinary share, or depository receipt for such share, under the repurchase programme is the highest price at which the depository receipts are traded on the Euronext Amsterdam Stock Market on the date the purchase contract is concluded or the preceding day on which this stock market is open.

ING will not purchase more than 25% of the average daily volume of the depository receipts in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is based on the average daily volume traded in the 20 trading days preceding the date of purchase.

Ordinary shares, or depository receipts for such shares, that may be bought back under this programme shall be repurchased through transactions executed on any of the stock exchanges at which the ordinary shares or depository receipts for such shares are listed. Repurchasing of ING ordinary shares or depository receipts can also take place via unregulated markets and/or off-exchange transactions to which the foregoing volume restrictions do not apply.

ING’s annual general meeting of shareholders has extended the authorisation of the Executive Board to repurchase depository receipts until 24 October 2008.

Press enquiries: Carolien van der Giessen, +31 20 541 6522, carolien.van.der.giessen@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen
C. Blokbergen Corporate Legal Department Head Legal Department

Dated: May 16, 2007